HS

02019519

STATES
HANGE COMMISSION
, D.C. 20549

VF 3-28-02

SEC FILE NO.
8-52138

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 2 7 2002 PROCESSING SECTION

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (mm/dd/yy) AND ENDING 12/31/01 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VISTAPOINT CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

3375 OSWEGO COURT
(No and Street)

LAFAYETTE (city) CALIFORNIA (State) 94549 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID E. CLARIDGE (925) 283-5645
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 4-4-02

OATH OR AFFIRMATION

I, **DAVID E. CLARIDGE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **VISTAPOINT CORPORATION**, as of **DECEMBER 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

SUBSCRIBED AND SWORN TO BEFORE ME THIS 26th DAY OF March 2002
BY David E. Claridge
Aileen M. Ames
NOTARY PUBLIC

Notary Public

DEC
Signature

PRESIDENT
Title

AILEEN M. AMES
COMM. # 1327595
NOTARY PUBLIC - CALIFORNIA
CONTRA COSTA COUNTY
My Comm. Expires NOV 20, 2005

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VISTAPOINT CORPORATION

Annual Audit Report

December 31, 2001

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

VistaPoint Corporation

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
VistaPoint Corporation
Lafayette, California

We have audited the accompanying statement of financial condition of VistaPoint Corporation as of December 31, 2001, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VistaPoint Corporation at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 18, 2002

VistaPoint Corporation

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents		$ 11,973
Prepaid expenses and other assets		331
Total assets		$ 12,304

Liabilities and Stockholder's Equity

Liabilities		
Taxes payable		800
Stockholder's Equity		
Common stock (no par value, 10,000 shares authorized, 1,000 shares issued and outstanding)	$ 1,000	
Paid in capital	37,606	
Retained earnings	(27,102)	
Total stockholder's equity		11,504
Total liabilities and stockholder's equity		$ 12,304

See independent auditor's report and accompanying notes.

VistaPoint Corporation

Statement of Income (Loss)

December 31, 2001

Interest income	$ 37
Expenses	
Professional fees	8,683
Other operating expenses	3,532
Total expenses	12,215
Loss before income taxes	(12,178)
Income taxes	800
Net loss	$ (12,978)

See independent auditor's report and accompanying notes.

VistaPoint Corporation

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2001

	Common Stock	Paid in Capital	Retained Earnings	Stockholder's Equity
December 31, 2000	$ 1,000	$ 23,204	$ (14,124)	$ 10,080
Additions		14,402		14,402
Net loss			(12,978)	(12,978)
December 31, 2001	$ 1,000	$ 37,606	$ (27,102)	$ 11,504

See the independent auditor's report and accompanying notes.

VistaPoint Corporation

Statement of Cash Flows

For the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (12,978)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Interest receivable	181
Prepaid expenses and other assets	(101)
Increase (decrease) in:	
Accounts payable	(1,200)
Taxes payable	800
Net cash provided (used) by operating activities	(13,298)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	14,402
Net increase (decrease) in cash and equivalents	1,104
Cash and cash equivalents, beginning of year	10,869
Cash and cash equivalents, end of year	$ 11,973
SUPPLEMENTAL DISCLOSURES	
Income taxes paid	$ 154
Interest paid	$ 0

See independent auditor's report and accompanying notes.

VistaPoint Corporation

Notes to the Financial Statements

December 31, 2001

(1) Organization

VistaPoint Corporation was incorporated in the State of California on July 21, 1999 and operates in Lafayette, California. The Company engages in managing private equity financings and mergers and acquisition transactions on a fee basis primarily in Northern California.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company, with the consent of its sole shareholder, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholder's federal and state individual income tax returns. Therefore, no provision or liability for federal income taxes is presented in these financial statements. However, the Company is liable for the California franchise tax on S corporations of 1.5% with a minimum tax of $800.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 8 to 1, both as defined. At December 31, 2001, the Company's net capital was $11,173 which exceeded the requirement by $6,173.

SUPPLEMENTAL INFORMATION

VistaPoint Corporation

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2001

Net Capital:	
Total stockholder's equity qualified for net capital	$ 11,504
Less: Non-allowable assets	
Prepaid expenses and other assets	331
Net capital	$ 11,173
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $800 or $5,000, whichever is greater	5,000
Excess net capital	$ 6,173

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001).

Net capital as reported in Company's Part II of Form X-17A as of December 31, 2001	$ 10,802
Increase in stockholder's equity	472
Increase in non-allowable assets	(101)
Net capital per above computation	$ 11,173

VistaPoint Corporation

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

For the Year Ended December 31, 2001

An exception from Rule 15c3-3 is claimed, based upon section (k) (2) (ii). All customer transactions are processed in accordance with Rule 15c3-1 (a) (2).

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
VistaPoint Corporation
Lafayette, California

In planning and performing our audit of the financial statements and supplemental schedules of VistaPoint Corporation (the Company) for the period ended December 31, 2001, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 18, 2002